

March 15, 2012

<u>Via Fax</u>
Mr. Eli Feder
Chief Executive Officer
OSL Holdings, Inc.
1710 First Avenue
New York, New York 10028

      Re: **OSL Holdings, Inc.**
              Item 4.01 Form 8-K
              Filed March 6, 2012
              File No. 001-32658

Dear Mr. Feder:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 8-K</u>

1. We note from your disclosure that Weinberg & Company LA was hired as your new independent registered public accounting firm. However, we note no Weinberg & Company LA in the PCAOB list of registered firms. Please revise your 8-K to state whether Weinberg & Co. or Weinberg & Company, P.A. (both PCAOB registered firms) are your new accountants. To the extent neither of the above PCAOB registered firms is your new independent registered public accounting firm, please hire a PCAOB registered firm and revise your 8-K to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant